Exhibit 99.1

ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-15

POLYMET CLOSES SECOND $10 MILLION TRANCHE OF GLENCORE FINANCING

GLENCORE ACQUIRES 9.2 MILLION POLYMET SHARES FROM CLIFFS ERIE L.L.C.

Hoyt Lakes, Minnesota, July 15, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) has closed the second tranche of its previously announced private placement (the “Offering”) with Glencore AG, a wholly-owned subsidiary of Glencore International plc (“Glencore”), issuing 5 million common shares of the Company (the “Tranche 2 Shares”) at US$2.00 per Share for gross proceeds of US$10 million.

Separately, Glencore has acquired pursuant to a private transaction 9,200,547 common shares (the "Cliffs Shares") of PolyMet at a price of US$1.4233 per share, from Cliffs Erie L.L.C., a wholly owned subsidiary of Cliffs Natural Resources Inc. ("Cliffs") (NYSE: CLF) (Paris: CLF). Between 2004 and 2006, PolyMet issued an aggregate of 9,200,547 of its common shares to Cliffs in partial payment for the Erie Plant facilities in northeastern Minnesota. PolyMet retained the right to purchase or arrange for the purchase of these shares by a third party, at a specified price, if Cliffs decided to sell some or all of its position.

(On July 14, 2011, US$2.00 and US$1.4233 equaled Cdn$1.92 and Cdn$1.3642, respectively, at the Bank of Canada noon exchange rate of US$1 = Cdn$0.9585) .

Glencore Financing

With completion of the second tranche of the Offering, Glencore has purchased common shares of PolyMet in the aggregate amount of US$45.0 million and holds debentures of PolyMet in the aggregate principal amount of US$28.2 million (including capitalized interest as of June 30, 2011).

Including the Cliffs Shares and the Tranche 2 Shares, Glencore currently owns an aggregate of 28,634,509 common shares of PolyMet, representing 17.89% of the 160,045,791 common shares outstanding. In addition, Glencore has the right to exchange US$28.2 million in debentures into an additional 7,053,445 common shares of PolyMet, to exercise outstanding warrants for an additional 3 million common shares of PolyMet at US$2.00 per share, and to acquire an additional 5 million common shares of PolyMet pursuant to the Offering. On a partially diluted basis, assuming that all such common shares are acquired by Glencore under the existing agreements, but excluding issuance of shares committed under existing share compensation agreements, Glencore would hold a total of 43,687,954 common shares representing approximately 24.95% of PolyMet’s partially diluted common shares.

Glencore acquired the Cliffs Shares and the Tranche 2 Shares in the ordinary course of Glencore's business and may from time to time acquire additional securities of PolyMet and/or its subsidiaries, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its then current position. Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting PolyMet's representative listed below.

The Tranche 2 Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act and applicable state laws.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore International plc

Glencore is one of the world’s leading integrated producers and marketers of commodities, headquartered in Baar, Switzerland, and listed on the London and Hong Kong Stock Exchanges. Glencore has worldwide activities in the production, sourcing, processing, refining, transporting, storage, financing and supply of Metals and Minerals, Energy Products and Agricultural Products.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information regarding PolyMet, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

For further information regarding Glencore, please contact:

Marc Ocskay (Investors)	Simon Buerk (Media)	Finsbury (Media)
Glencore International plc	Tel: +41 (0)41 709 2679	Guy Lamming
Baarermattstrasse 3	M: +41 (0)79 955 5384	Charles Watenphul
CH-6340 Baar, Switzerland	simon.buerk@glencore.com	Dorothy Burwell
Tel: +41 41 709 2000		Tel: +44 (0)20 7251 3801
info@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.